Exhibit 99.1

EXECUTION VERSION

AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of January 2, 2024, by and between Bloomin’ Brands, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages to this Agreement (collectively, “Starboard”) (each of the Company and Starboard, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Starboard have engaged in discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date of this Agreement, Starboard has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the “Exchange Act”)) interest in shares of Company’s common stock, par value $0.01 per share (the “Common Shares”), totaling, in the aggregate, 8,441,000 Common Shares, or approximately 9.7% of the Common Shares issued and outstanding as of the date of this Agreement; and

WHEREAS, as of the date of this Agreement, the Company and Starboard have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

1.	Board Appointments and Related Agreements.

(a)Board Appointments.

(i)The Company agrees that immediately following the execution of this Agreement, the Board shall take all necessary actions to: (A) increase the size of the Board from nine (9) to eleven (11) directors (provided that the size of the Board shall automatically decrease to ten (10) directors at the conclusion of the 2024 annual meeting of Company stockholders (the “2024 Annual Meeting”)); and (B) appoint Jonathan Sagal, a Partner of Starboard Value LP (the “Starboard Appointee”), and David George (the “Independent Appointee” and, together with the Starboard Appointee, the “New Directors”). The Company agrees that, provided that each New Director is able and willing to continue to serve on the Board, the Company will include each such newly appointed New Director in the Company’s slate of recommended nominees standing for election at the 2024 Annual Meeting and will recommend, support and solicit proxies for the election of the New Directors at the 2024 Annual Meeting in the same manner as for the Company’s other nominees at the 2024 Annual Meeting. The Company agrees that the Board shall nominate only ten (10) individuals for election to the Board at the 2024 Annual Meeting, including the New Directors and eight (8) other incumbent directors of the Company. The Company shall use its reasonable best efforts to hold the 2024 Annual Meeting no later than May 30, 2024.

(ii)If any New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of 3.0% of the Company’s then-outstanding Common Shares and 2,610,619 Common Shares (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments)(such lesser amount, the “Minimum Ownership Threshold”), Starboard shall have the ability to recommend a person to be a Replacement Director in accordance with this Section 1(a)(ii) (any such replacement nominee shall be referred to as a “Replacement Director,” and if and when such person becomes a director of the Board in accordance with this Section 1(a)(ii), such person shall be deemed a New Director for purposes of this Agreement). Any Replacement Director must (A) be reasonably acceptable to the Nominating and Corporate Governance Committee of the Board (the “Nominating and Corporate Governance Committee”) (such acceptance not to be unreasonably withheld), (B) qualify as “independent” pursuant to the Nasdaq Stock Market (the “Nasdaq”) listing standards, (C) have the relevant financial and business experience to serve as a director of the Company, (D) satisfy the publicly disclosed guidelines and policies with respect to service on the Board, including, without limitation, the Company’s Corporate Governance Guidelines, and (E) in the case of a Replacement Director who is replacing the Independent Appointee (or any replacement thereof), be independent of Starboard (for the avoidance of doubt, the nomination by Starboard of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Starboard, but any partner, officer or employee of Starboard (a “Starboard Representative”) would not be deemed independent of Starboard)(in the case of each of clauses (B) through (D), as reasonably determined by the Nominating and Corporate Governance Committee). Any Replacement Director who is replacing the Starboard Appointee (or any replacement thereof) who is a Starboard Representative will be approved and appointed to the Board no later than five (5) business days following the submission of all completed documentation required by Section 1(c)(v), so long as such Replacement Director qualifies as “independent” pursuant to the Nasdaq listing standards and satisfies the requirements of clause (D) of the preceding sentence. The Nominating and Corporate Governance Committee shall make its determination and recommendation (which it shall undertake reasonably and in good faith) regarding whether such Replacement Director (other than any Replacement Director who is a Starboard Representative, who is covered by the prior sentence) meets the foregoing criteria, assuming reasonable availability of such nominee, within ten (10) business days after (1) such nominee as a Replacement Director has submitted to the Company the documentation required by Section 1(c)(v) and (2) representatives of the Board have, if requested by the Company, conducted customary interview(s) of such nominee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(a)(ii) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Starboard’s submission of such nominee. In the event the Nominating and Corporate Governance Committee does not accept a person recommended by Starboard as the Replacement Director, Starboard shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating and Corporate Governance Committee recommending such person(s) in accordance with the procedures described above. Upon the recommendation of a nominee for Replacement Director by the Nominating and Corporate Governance Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating and Corporate Governance Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(a)(ii), the Parties shall continue to follow the procedures of this Section 1(a)(ii) until a Replacement Director is appointed to the Board. Upon the appointment of a Replacement Director to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation, retirement or removal or, if the Board or the applicable committee of the Board determines that the Replacement Director does not satisfy the requirements of the Nasdaq and applicable law with respect to service on the applicable committee (which determination shall be made reasonably and in good faith), to an alternative committee of the Board chosen by Starboard. Subject to Nasdaq rules and applicable law, until such time as any Replacement Director is appointed to any applicable committee of the Board, the other New Director will serve as an interim member of such applicable committee. Any Replacement Director designated pursuant to this Section 1(a)(ii) replacing a New Director prior to the 2024 Annual Meeting shall stand for election at the 2024 Annual Meeting together with the other director nominees.

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(iii)During the period commencing with the date of this Agreement through the 2024 Annual Meeting, the Board and all applicable committees of the Board shall not increase the size of the Board to more than eleven (11) directors without the prior written consent of Starboard. Effective upon the conclusion of the 2024 Annual Meeting through the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not increase the size of the Board to more than ten (10) directors without the prior written consent of Starboard.

(b)Board Committees.

(i)Immediately upon the appointment of the New Directors, the Board shall take all necessary actions to (A) form an Operating Committee of the Board (the “Operating Committee”), which shall consist of no more than four (4) directors, (B) appoint the New Directors, R. Michael Mohan and John J. Mahoney to serve as members of the Operating Committee, and (C) appoint the Independent Appointee to be the Chairperson of the Operating Committee. The responsibilities of the Operating Committee will be as set forth in the Operating Committee’s charter, the provisions of which have been mutually agreed to by the Company and Starboard prior to the date of this Agreement.

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(ii)The Company agrees that (i) each New Director shall be given the same due consideration for membership to each other committee of the Board as any other independent director, including any new committee(s) and subcommittee(s) that may be established; (ii) the Starboard Appointee shall be appointed to the Nominating and Corporate Governance Committee; and (iii) the Independent Appointee shall be appointed to the Compensation Committee of the Board.

(c)Additional Agreements.

(i)Starboard shall comply, and shall cause each of its controlled Affiliates and Associates (collectively, “Covered Persons”) to comply, with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such Covered Person. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)During the Standstill Period, Starboard shall not, and shall cause each of its Covered Persons not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s stockholders, (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s stockholders, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s stockholders. Starboard shall not publicly or privately encourage or support any other stockholder, person or entity to take any of the actions described in this Section 1(c)(ii).

(iii)Starboard shall appear in person or by proxy at the 2024 Annual Meeting and vote all Common Shares beneficially owned by Starboard at such meeting (A) in favor of all of the Company’s nominees, (B) in favor of the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 29, 2024, (C) in accordance with the Board’s recommendation with respect to the Company’s “say-on-pay” proposal, and (D) in accordance with the Board’s recommendation with respect to any other Company proposal or stockholder proposal presented at the 2024 Annual Meeting (other than proposals relating to the nomination or election of directors); provided, however, that, in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to the Company’s “say-on-pay” proposal or any other Company proposal or stockholder proposal presented at the 2024 Annual Meeting (other than proposals relating to the nomination or election of directors), Starboard shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation. Starboard further agrees that it will appear in person or by proxy at any special meeting of the Company’s stockholders during the Standstill Period and vote all Common Shares beneficially owned by Starboard at such meeting in accordance with the Board’s recommendation on any proposal relating to the appointment, election or removal of director(s). For the avoidance of doubt, Starboard shall be permitted to vote in its discretion on any proposal of the Company in respect of any extraordinary transaction, including any merger, acquisition, amalgamation, tender offer, exchange offer, recapitalization, restructuring, disposition, distribution, spin-off, asset sale, joint venture or other business combination involving the Company or any of its subsidiaries or that would result in (i) any person becoming a beneficial owner, directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the equity interests and voting power of the Company’s then-outstanding equity securities or (ii) the Company entering into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Company’s shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity’s then-outstanding equity securities.

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(iv)For a period of eight (8) months, beginning on the date of this Agreement (the “Initial Invitation Period”), Jeffrey Smith, Chief Executive Officer and Chief Investment Officer of Starboard Value LP, shall be invited to attend the non-privileged sessions of all meetings and special meetings (whether such meetings are held in person, telephonically or otherwise) of (i) the Board, (ii) the Operating Committee, and (iii) any other committee or sub-committee of the Board, including any new committee or sub-committee that may be established, solely to the extent in the case of the foregoing clause (iii) that such meetings are scheduled to pertain to Chief Executive Officer succession planning, according to the agenda for such meetings. For a period of six (6) months, beginning on the expiration of the Initial Invitation Period (the “Subsequent Invitation Period”), Mr. Smith shall be invited to attend the non-privileged sessions of all scheduled meetings and special meetings (whether such meetings are held in person, telephonically or otherwise) of the Board or any other committee or sub-committee of the Board, including any new committee or sub-committee that may be established, to the extent that such meetings are scheduled to pertain to Chief Executive Officer succession planning, according to the agenda for such meetings. As an invitee, Mr. Smith will be permitted to participate in any such Board or committee meetings, but shall not vote or have other rights afforded to directors. With respect to any meeting of which Mr. Smith is required to be invited pursuant to this Section 1(c)(iv), the Company shall provide Mr. Smith notice of any such meeting and, to the extent not then or previously sent or made available to the Starboard Appointee or a Replacement Director who is a Starboard Representative, copies of all documents distributed to the Board and committee members, as applicable, including all written consents executed by the Board and committees and all materials prepared for consideration at any such meeting of the Board and committees, in each case, at the same time it provides such notice and documents to other members of the Board and committees. Mr. Smith shall confirm his attendance at any such meeting as promptly as practicable following receipt of such notice (and, in any event, at least one (1) business day prior to any such meeting). To the extent that the Starboard Appointee no longer serves on the Board, the Company will have no obligation to invite Mr. Smith pursuant to this Section 1(c)(iv), provided, however, that the Company’s obligations to invite Mr. Smith pursuant to this Section 1(c)(iv) shall continue to the extent the Starboard Appointee is replaced by a Starboard Representative (or any Replacement Director thereof that is a Starboard Representative). The Parties may extend the Subsequent Invitation Period to the extent mutually agreed in writing.

(v)As a condition for eligibility for appointment to the Board, the New Directors shall have submitted and each candidate for any Replacement Director shall promptly (but, in any event, prior to being appointed to the Board in accordance with this Agreement) submit to the Company (x) a fully completed copy of the Company’s standard director and officer questionnaire and other reasonable and customary director onboarding documentation (including an authorization form to conduct a background check, a representation agreement, consent to be named as a director in the Company’s proxy statement and certain other agreements) required by the Company in connection with the appointment or election of new Board members, and (y) a written representation that such person, if elected as a director of the Company, would be in compliance, and will comply with, all applicable confidentiality, corporate governance, conflict of interest, Regulation FD, code of conduct and ethics, and stock ownership and trading policies and guidelines of the Company, copies of which have been provided to such person prior to such date. As a condition for eligibility for appointment to the Board, the Starboard Appointee shall have submitted and each candidate for any Replacement Director that is a Starboard Representative shall promptly (but, in any event, prior to being appointed to the Board in accordance with this Agreement) submit to the Company an executed customary irrevocable resignation letter pursuant to which the Starboard Appointee and any Replacement Director that is a Starboard Representative shall resign from the Board and all applicable committees thereof if Starboard fails to satisfy the Minimum Ownership Threshold during the Standstill Period.

(vi)Starboard acknowledges that (A) all directors (including the New Directors and any Replacement Directors) are governed by, and required to comply with, all policies, procedures, codes, rules, standards and guidelines applicable to all members of the Board and (B) all directors (including the New Directors and any Replacement Directors) and Mr. Smith are required to keep confidential all Company confidential information and not disclose to any third parties any discussions, matters or materials considered in meetings of the Board or Board committees, except as otherwise provided pursuant to Section 13 of this Agreement.

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(vii)The Company agrees that the Board and all applicable committees of the Board shall, to the extent that the Board and such committees have such authority and are entitled to so determine, take all necessary actions, effective no later than in connection with the appointment of such New Directors following the execution of this Agreement, to determine, in connection with their initial appointment as a director and nomination by the Company at the 2024 Annual Meeting, that each of the New Directors is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, indentures or any other related plans or agreements, including, without limitation, the Company’s 2012 Incentive Award Plan, 2016 Omnibus Incentive Compensation Plan, 2020 Omnibus Incentive Compensation Plan, and Executive Change in Control Plan (collectively, the “Existing Plans and Agreements”) that refer to any such plan or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under such Existing Plans and Agreements.

2.	Standstill Provisions.

(a)Starboard agrees that, from the date of this Agreement until the earlier of (i) the date that is fifteen (15) business days prior to the notice deadline under the Company’s Fourth Amended and Restated Bylaws (the “Bylaws”) for stockholders to submit stockholder nominations of director candidates for election to the Board at the Company’s 2025 Annual Meeting of Stockholders (the “2025 Annual Meeting”), or (ii) the date that is one hundred (100) days prior to the first anniversary of the 2024 Annual Meeting (the “Standstill Period”), Starboard shall not, and shall cause each Covered Person not to, in each case, directly or indirectly, in any manner:

(i)engage in any solicitation of proxies or consents or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents, in each case, with respect to any securities of the Company;

(ii)form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any securities of the Company (other than a “group” that includes all or some of the members of Starboard, but does not include any other entities or persons that are not members of Starboard as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Starboard to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound in writing by the terms and conditions of this Agreement;

(iii)deposit any Common Shares in any voting trust or subject any Common Shares to any arrangement or agreement with respect to the voting of any Common Shares, other than any such voting trust, arrangement or agreement solely among the members of Starboard and otherwise in accordance with this Agreement;

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(iv)seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, knowingly encourage or take any other action with respect to the appointment, election or removal of any directors, in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Starboard or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2025 Annual Meeting, so long as such actions do not create a public disclosure obligation for Starboard or the Company, are not publicly disclosed by Starboard or its representatives, Affiliates or Associates and are undertaken on a basis reasonably designed to be confidential and in accordance in all material respects with Starboard’s normal practices in the circumstances;

(v)(A) make any proposal for consideration by stockholders at any annual or special meeting of stockholders of the Company or through any referendum of stockholders, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company or any of its subsidiaries, or publicly encourage, initiate or support any third-party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, takeover offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company or any of its subsidiaries by such third party prior to such proposal becoming public, (E) call or seek to call a special meeting of stockholders, or (F) act by written consent;

(vi)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(vii)advise, knowingly encourage, support or influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of stockholders, except in accordance with Section 1; or

(viii)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

(b)Except as expressly provided in Section 1 (including Sections 1(c)(ii) and 1(c)(iii)) and Section 2(a), Starboard shall be entitled to (i) vote the Common Shares that it beneficially owns as it determines in its sole discretion and (ii) subject to Section 12, disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company on any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

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(c)Nothing in Section 2(a) shall be deemed to limit the exercise in good faith by the New Directors (or any Replacement Directors, as applicable) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company and in a manner consistent with such person’s and Starboard’s obligations under this Agreement.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Starboard that (A) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (B) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (C) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case, in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of, the Company as currently in effect, and (D) the execution, delivery and performance of this Agreement by the Company does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

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4.	Representations and Warranties of Starboard.

Starboard represents and warrants to the Company that (A) the authorized signatory of Starboard set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Starboard thereto, (B) this Agreement has been duly authorized, executed and delivered by Starboard, and is a valid and binding obligation of Starboard, enforceable against Starboard in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (C) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case, in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of, Starboard as currently in effect, (D) the execution, delivery and performance of this Agreement by Starboard does not and will not (1) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Starboard or (2) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (E) as of the date of this Agreement, Starboard beneficially owns (as determined under Rule 13d-3 promulgated under the Exchange Act) 8,441,000 Common Shares, (F) as of the date hereof, and except as set forth in clause (E) above, Starboard does not currently have, and does not currently have any right to acquire, any interest in any securities of the Company (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Shares, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of Common Shares, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement), and (G) Starboard will not, directly or indirectly, compensate or agree to compensate any director or director nominee of the Company for his or her respective service as a director of the Company, including any New Director, with any cash, securities (including any rights or options convertible into or exercisable for or exchangeable into securities or any profit sharing agreement or arrangement), or other form of compensation directly or indirectly related to the Company or its securities. For the avoidance of doubt, nothing herein shall prohibit Starboard from (X) compensating or agreeing to compensate any person for his or her respective service as a nominee or director of any other company, or (Y) compensating or agreeing to compensate any person for such person’s service as an employee of Starboard.

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5.	Press Release.

Promptly following the execution of this Agreement, the Company and Starboard shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Starboard shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Starboard shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement.

6.	Specific Performance.

Each of Starboard, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Starboard, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

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7.	Expenses.

The Company shall reimburse Starboard for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) incurred in connection with Starboard’s involvement at the Company through the date of this Agreement, including but not limited to, its Schedule 13D filings and the negotiation and execution of this Agreement; provided, however, that such reimbursement shall not exceed $250,000 in the aggregate.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (A) upon receipt, when delivered personally; (B) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (C) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case, properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company, to:

Bloomin’ Brands, Inc.
2202 North West Shore Boulevard
Suite 500
Tampa, FL 33607

Attention:	Kelly Lefferts, Chief Legal Officer and Secretary
Email:	KellyLefferts@bloominbrands.com

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with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Attention:	David A. Katz, Esq. Elina Tetelbaum, Esq.
Email:	dakatz@wlrk.com etetelbaum@wlrk.com

If to Starboard or any member thereof, to:

Starboard Value LP
777 Third Avenue, 18th Floor
New York, New York 10017

Attention:	Jeffrey C. Smith
Email:	jsmith@Starboardvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

Attention:	Andrew M. Freedman Meagan M. Reda
Email:	AFreedman@olshanlaw.com MReda@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by the other Party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (B) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by applicable legal requirements, any claim that (1) the suit, action or proceeding in such court is brought in an inconvenient forum, (2) the venue of such suit, action or proceeding is improper or (3) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts.

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11.	Counterparts.

This Agreement may be executed in two (2) or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, controlled affiliates, successors, assigns, partners, members, officers, key employees or directors shall in any way publicly criticize, disparage, call into disrepute, or otherwise defame or slander the other Party or such other Party’s subsidiaries, affiliates, successors, assigns, partners, members, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), employees, stockholders, agents, attorneys or representatives, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation of such other Party, their businesses, products or services or their subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, stockholders, agents, attorneys or representatives; provided, however, any statements regarding the Company’s operational or stock price performance or any strategy, plans, or proposals of the Company not supported by the Starboard Appointee (or any Replacement Director that is a Starboard Representative) that do not disparage, call into disrepute or otherwise defame or slander any of the Company’s officers, directors, employees, stockholders, agents, attorneys or representatives (“Opposition Statements”), shall not be deemed to be a breach of this Section 12 (subject to, for the avoidance of doubt, any obligations of confidentiality as a director that may otherwise apply) except that any Opposition Statement will only speak to a matter that has been made public by the Company; provided, further, that if any Opposition Statement is made by Starboard, the Company shall be permitted to publicly respond with a statement similar in scope to any such Opposition Statement; provided, further that each Party shall be permitted to make objective statements that reflect such Party’s view with respect to factual matters concerning specific acts or determinations of the other Party occurring after the date of this Agreement, as long as such statements do not violate any other provision of this Agreement. The limitations set forth in this Section 12 shall not prevent either Party from responding to any public statement made by the other Party of the nature described in this Section 12 if such statement by the other Party was made in breach of this Agreement. The limitations set forth in this Section 12 shall not (x) apply (i) in any compelled testimony or production of information, whether by legal process or subpoena or as part of a response to a request for information from any governmental or regulatory authority with jurisdiction over the Party from which information is sought, in each case, solely to the extent required, or (ii) to any disclosure that such Party reasonably believes, after consultation with outside counsel, to be legally required by applicable law, rules or regulations; or (y) prohibit any Party from reporting what it reasonably believes, after consultation with outside counsel, to be violations of federal law or regulation to any governmental authority pursuant to Section 21F of the Exchange Act or the rules of the SEC promulgated under such Section 21F.

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13.	Confidentiality.

Mr. Smith and any Starboard Appointee (and any Replacement Director that is a Starboard Representative) may provide confidential information of the Company that he or she learns in his or her capacity as a director of the Company, including discussions or matters considered in meetings of the Board or Board committees (collectively, “Company Confidential Information”), to Starboard, its controlled Affiliates and Associates and legal counsel (collectively, “Starboard Confidentiality Representatives”), in each case, solely to the extent such Starboard Confidentiality Representatives need to know such information in connection with Starboard’s investment in the Company; provided, however, that Starboard (a) shall inform such Starboard Confidentiality Representatives of the confidential nature of any such Company Confidential Information and (b) shall cause such Starboard Confidentiality Representatives to refrain from disclosing such Company Confidential Information to anyone (whether to any company in which Starboard has an investment or otherwise), by any means, or otherwise from using the information in any way other than in connection with Starboard’s investment in the Company. Such Starboard Appointee (and any Replacement Director that is a Starboard Representative) and Starboard shall not, without the prior written consent of the Company, otherwise disclose any Company Confidential Information to any other person or entity.

14.	Securities Laws.

Starboard acknowledges that it is aware, and will advise each of its representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws may prohibit any person who directly or indirectly has received from an issuer material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

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15.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third-Party Beneficiaries; Term.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth in this Agreement. No modifications of this Agreement can be made, except in writing signed by an authorized representative of each the Company and Starboard. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies under this Agreement are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties and their respective successors, heirs, executors, legal representatives and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Starboard, the prior written consent of the Company, and with respect to the Company, the prior written consent of Starboard. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. This Agreement shall terminate at the end of the Standstill Period, except the provisions of Sections 6, 8, 9, 13, 14 and 15, which shall survive such termination; provided, however, that any Party may bring an action following such termination alleging a breach of this Agreement occurring prior to the end of the Standstill Period.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date first set forth above.

THE COMPANY:

BLOOMIN’ BRANDS, INC.

By:	/s/ R. Michael Mohan
	Name:	R. Michael Mohan
	Title:	Chairman

[Signature Page to Agreement by and between Bloomin’ Brands and Starboard]

STARBOARD:

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP, its investment manager

Starboard Value and Opportunity S LLC

By: Starboard Value LP, its manager

Starboard Value and Opportunity C LP

By: Starboard Value R LP, its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP, its general partner

Starboard Value L LP

By: Starboard Value R GP LLC, its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC, its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP, its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC, its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP, its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC, its general partner

STARBOARD PRINCIPAL CO GP LLC

Starboard Value R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
Jeffrey C. Smith
Individually and as attorney-in-fact for Peter A. Feld

[Signature Page to Agreement by and between Bloomin’ Brands and Starboard]

EXHIBIT A

PRESS RELEASE

Dave George and Jon Sagal Appointed to Bloomin’ Brands Board of Directors

Company and Starboard Enter into Cooperation Agreement

TAMPA, Fla. – January 2, 2024 – Bloomin’ Brands, Inc. (Nasdaq: BLMN) today announced the appointment of Dave George, former Chief Operating Officer of Darden Restaurants, and Jon Sagal, Partner at Starboard Value LP (together with certain of its affiliates, “Starboard”), to the Company’s Board of Directors, effective immediately. These appointments have been made in connection with a cooperation agreement entered into between the Company and Starboard, which owns approximately 9.7% of the Company’s outstanding common stock, and reflect the Company’s ongoing commitment to constructive shareholder engagement.

R. Michael Mohan, Chairman of the Board of Bloomin’ Brands, said, “We are pleased to welcome Dave and Jon to the Board. With more than 30 years of leadership experience in the restaurant industry, Dave is deeply familiar with the unique aspects of casual dining and has a proven record of driving growth and profitability. Jon brings valuable financial and investment acumen and further shareholder representation to the Board. We are confident Dave and Jon will further enhance our Board’s already diverse and proven expertise, and we look forward to benefiting from their perspectives as we advance our ongoing work to deliver a differentiated customer experience, drive sales and traffic and create value for all shareholders.”

Jeffrey Smith, Chief Executive Officer and Chief Investment Officer of Starboard, commented, “Throughout the course of our engagement with Bloomin’ Brands, we have appreciated the collaborative and open dialogue we have had with members of the Board and management team. Bloomin’ Brands has a great portfolio of brands along with compelling growth levers and opportunities for value creation. We believe Dave and Jon bring experience and insights that are additive to the Company’s Board, and we look forward to working closely with the Company to drive further operational and financial improvements and enhance value for shareholders.”

In addition, the Company today announced the formation of an Operating Committee of the Board. This Committee will work with management to identify and recommend opportunities for further improvement related to various corporate and operational matters. Dave George will serve as the Chair of the Committee, and Jon Sagal and current directors Mike Mohan and John Mahoney have been appointed as members.

Under the cooperation agreement, Starboard has agreed to customary standstill, voting and other provisions. The full agreement between Bloomin’ Brands and Starboard will be filed on a Form 8-K with the U.S. Securities and Exchange Commission (the “SEC”).

BofA Securities, Inc. is serving as financial advisor and Wachtell, Lipton, Rosen & Katz is serving as legal advisor to Bloomin’ Brands. Olshan Frome Wolosky LLP is serving as legal counsel to Starboard.

About Dave George

Dave George most recently served as Executive Vice President, Chief Operating Officer at Darden Restaurants, a role he held from January 2018 to August 2020. He originally joined Darden in 2007 as a result of Darden’s acquisition of LongHorn Steakhouse as President, LongHorn Steakhouse. Mr. George was named President, Olive Garden in 2013 and Executive Vice President, Darden in 2016.

Prior to his tenure at Darden, Mr. George served as Senior Vice President, Operations for LongHorn Steakhouse from 2001 to 2003 and Vice President, Operations for The Capital Grille from 2000 to 2001. Mr. George was formerly on the Board of Ziosk and is a National Trustee for Boys & Girls Clubs of America. He graduated from Michigan State University, where he received a B.S. in Hotel and Restaurant Management and currently serves on the advisory board of the Broad School of Business.

About Jon Sagal

Jon Sagal is a Partner at Starboard Value LP. Prior to joining Starboard in 2011, Mr. Sagal was an investment analyst at Casablanca Capital, an investment firm focused on shareholder activism. Previously, he was an investment analyst at Mill Road Capital, where he focused on long-term public and private equity investments in microcap companies, and Prentice Capital Management, where he focused on investments in consumer and retail companies. Prior to Prentice, he was an Investment Banking Analyst in the Mergers & Acquisitions group at Rothschild Inc.

Since 2019, Mr. Sagal has served on the board of directors of Acacia Research Corporation, an opportunistic capital platform with a strategy to purchase businesses based on the differentials between public and private market valuations, where he is Chair of the Strategic Committee and served on the Nominating, Corporate Governance & Sustainability Committee. Mr. Sagal also serves on the board of Microlumbia Impact Fund, a student run non-profit fund at Columbia Business School that focuses on microfinance and impact investing.

Mr. Sagal received an M.B.A. from Columbia Business School and graduated from Princeton University, where he received an A.B. in Philosophy.

About Bloomin’ Brands, Inc.

Bloomin’ Brands, Inc. is one of the largest casual dining restaurant companies in the world with a portfolio of leading, differentiated restaurant concepts. The Company has four founder-inspired brands: Outback Steakhouse, Carrabba’s Italian Grill, Bonefish Grill and Fleming’s Prime Steakhouse & Wine Bar. The Company owns and operates more than 1,450 restaurants in 47 states, Guam and 13 countries, some of which are franchise locations. For more information, please visit www.bloominbrands.com.

About Starboard Value LP

Starboard Value LP is a New York-based investment adviser with a focused and differentiated fundamental approach to investing primarily in publicly traded companies. Starboard invests in deeply undervalued companies and actively engages with management teams and boards of directors to identify and execute on opportunities to unlock value for the benefit of all shareholders.

Forward-Looking Statements

Certain statements contained in this press release are not based on historical fact and are “forward-looking statements” within the meaning of applicable securities laws. Generally, these statements can be identified by the use of words such as “guidance,” “believes,” “estimates,” “anticipates,” “expects,” “on track,” “feels,” “forecasts,” “seeks,” “projects,” “intends,” “plans,” “may,” “will,” “should,” “could,” “would” and similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the Company’s forward-looking statements. These risks and uncertainties include, but are not limited to: consumer reaction to public health and food safety issues; increases in labor costs and fluctuations in the availability of employees; increases in unemployment rates and taxes; competition; interruption or breach of our systems or loss of consumer or employee information; price and availability of commodities and other impacts of inflation; our dependence on a limited number of suppliers and distributors; the effects of a health pandemic and uncertainties about its depth and duration, as well as the impacts to economic conditions, the responses of domestic and foreign federal, state and local governments to a pandemic and consumer behavior; political, social and legal conditions in international markets and their effects on foreign operations and foreign currency exchange rates; our ability to address environmental, social and governance matters; local, regional, national and international economic conditions; changes in patterns of consumer traffic, consumer tastes and dietary habits; the effects of changes in tax laws; costs, diversion of management attention and reputational damage from any claims or litigation; government actions and policies; challenges associated with our remodeling, relocation and expansion plans; our ability to preserve the value of and grow our brands; consumer confidence and spending patterns; weather, acts of God and other disasters and the ability or success in executing related business continuity plans; the Company’s ability to make debt payments and planned investments and the Company’s compliance with debt covenants; the cost and availability of credit; interest rate changes; and any impairments in the carrying value of goodwill and other assets. Further information on potential factors that could affect the financial results of the Company and its forward-looking statements is included in its most recent Form 10-K and subsequent filings with the SEC. The Company assumes no obligation to update any forward-looking statement, except as may be required by law. These forward-looking statements speak only as of the date of this release. All forward-looking statements are qualified in their entirety by this cautionary statement.

Contacts

Cathie Koch

Group Vice President, Corporate Affairs

(813) 830-5127